UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

AVANOS MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-36440	46-4987888
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5405 Windward Parkway Suite 100 South Alpharetta, Georgia		30004
(Address of principal executive offices)		(Zip Code)

Scott M. Galovan Senior Vice President - Chief Financial Officer (844) 428-2667
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________________.

SECTION 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
This Specialized Disclosure Report on Form SD (this "Form SD") by Avanos Medical, Inc. is for the period from January 1, 2025 to December 31, 2025. Unless the context otherwise indicates, the terms “Avanos,” the “Company,” “we,” “us” and “our” refer to Avanos Medical, Inc. and its consolidated subsidiaries.
During 2025, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs, as defined below, are necessary to their functionality or production (“Covered Products”). Conflict minerals are defined in Section 13(p) of the Securities Exchange Act of 1934, as amended, as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold collectively referred to as “3TGs”), or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC. Accordingly, we have conducted a reasonable country of origin inquiry (“RCOI”) that was designed to determine whether any of the 3TGs in our Covered Products originated in the DRC or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia), or were from recycled or scrap sources.
A summary of our RCOI, as well as the steps taken to exercise due diligence on the source and chain of custody of any 3TGs in our Covered Products, is included in our Conflict Minerals Report (the “Report”), which is filed as Exhibit 1.01 to this Form SD. In addition, our Report and Form SD is publicly available on our website in the Investors section, under Financial Information, at: https://avanos.investorroom.com.
Forward-Looking Statements
This Form SD contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, including those that express a belief, expectation or intention, including statements relating to our compliance efforts and expected actions. The words “expects,” “intends,” “plans,” “believes,” “anticipates” and similar expressions generally indicate forward-looking statements. These statements are not guarantees of future actions or performance and are subject to various risks, uncertainties and assumptions. Future actions or performance may differ materially from those in the forward-looking statements. Undue reliance should not be placed on these statements, which are only effective as of the date of this Form SD, and the Company undertakes no obligation to publicly update or revise any forward-looking statement.
Item 1.02    Exhibit.
Our Conflict Minerals Report for the year ended December 31, 2025 is attached as Exhibit 1.01 to this Form SD.
Item 2.01    Exhibits.
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01. and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVANOS MEDICAL, INC.

DATE: June 1, 2026	By:	/s/ Scott M. Galovan
Scott M. Galovan Senior Vice President and Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report for the year ended December 31, 2025 as required by Items 1.01 and 1.02 of this Form.